October 6, 2009

Via EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549
Attention:  John Dana Brown

Re:	NeoStem, Inc.
Registration Statement on Form S-4
Filed October 6, 2009
File No. 333-160578

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement on Form S-4, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date of the above-mentioned Registration Statement on Form S-4 be accelerated to 9 am on Wednesday, October 7, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Catherine M. Vaczy

                                Catherine M. Vaczy
                                Vice President and General Counsel
NeoStem, Inc.